SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2011

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2011, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2-4 hereof to the “Recent Developments—KfW” section;

-	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” section with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 5-7 hereof; and

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on page 8 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated May 20, 2011 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On August 8, 2012, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.2336 (EUR 0.8106 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows noon buying rates for euro, expressed as USD per EUR 1.00, for the periods and dates indicated, as published on a weekly basis by the Federal Reserve Bank of New York.

	Period end	Average (1)	High	Low
Quarter ended June 30, 2012	1.2668	1.2754	1.3337	1.2364

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from May 2012 through August 2012 (August 3, 2012), as published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
May 2012	1.3226	1.2364
June 2012	1.2703	1.2420
July 2012	1.2620	1.2062
August 2012 (through August 3, 2012)	1.2390	1.2149

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Six Months Ended June 30, 2012

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the EU (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW in accordance with IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Bankengruppe for the full year ending December 31, 2012.

The group’s total assets increased by 4.4%, or EUR 21.7 billion, from EUR 494.8 billion as of December 31, 2011 to EUR 516.5 billion as of June 30, 2012.

The group’s operating result before valuation amounted to EUR 1,132 million for the six months ended June 30, 2012, compared with EUR 982 million for the same period in 2011. The main driver for the group’s operating result before valuation during the first six months in 2012 was high net interest income reflecting favorable funding conditions for KfW. The group’s operating result before valuation is before (1) risk provisions for lending business, (2) net gains/losses from securities and investments, and (3) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss. These valuation effects amounted to:

•

Expenses for risk provisions in an amount of EUR 166 million for the six months ended June 30, 2012 resulting in large part from risks related to KfW’s export and project finance business in the shipping sector (maritime industries), compared with corresponding earnings in an amount of EUR 169 million for the same period in 2011 resulting from reversals of risk provisions;

•

Net gains from securities and investments of EUR 89 million as market values of securities and equity investments rose further in the six months ended June 30, 2012, compared with corresponding net gains of EUR 8 million for the same period in 2011; and

•

Net gains from hedge accounting and other financial instruments at fair value through profit or loss of EUR 52 million for the six months ended June 30, 2012 due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions compared to corresponding net gains of EUR 592 million for the same period in 2011(1).

The group’s consolidated result for the six months ended June 30, 2012 amounted to EUR 992 million compared to EUR 1,764 million for the same period in 2011.

(1)	KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business areas for the six months ended June 30, 2012 as compared with the same period in 2011.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS AREA

	Six months ended June 30,
	2012	2011
	(EUR in millions)
KfW Mittelstandsbank (1)	10,598	11,612

KfW Privatkundenbank	7,663	8,388

KfW Kommunalbank	3,375	10,269

Export and project finance (KfW IPEX-Bank)	5,742	8,339

Promotion of developing and transition countries	1,561	1,974
of which KfW Entwicklungsbank	983	1,563
of which DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH	579	411

Capital markets	1,001	183

Total promotional business volume (2) (3)	29,863	40,617

(1)	Commitment figures for the six months ended June 30, 2011 include EUR 134 million under the KfW Sonderprogramm that will not be disbursed due to cancellations and withdrawals which occurred after the contractual loan commitments but prior to or on June 30, 2011.

(2)	Total promotional business volume has been adjusted for commitments of EUR 79 million for the six months ended June 30, 2012 (same period in 2011: EUR 149 million) made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of KfW Mittelstandsbank’s promotional programs.

(3)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant year.

KfW’s total promotional business volume decreased to EUR 29.9 billion for the six months ended June 30, 2012 from EUR 40.6 billion for the same period in 2011. This significant decrease was largely driven by changes in the methodology for the recognition of commitments of KfW Kommunalbank and a decrease in commitments of KfW IPEX-Bank.

Commitments of KfW Mittelstandsbank decreased to EUR 10.6 billion for the six months ended June 30, 2012 from EUR 11.6 billion for the same period in 2011. This decrease reflected the end of the commitment period of the KfW Sonderprogramm, which expired in accordance with its terms on June 30, 2011, as well as decreased commitments under KfW’s innovation financing programs, which were only partly offset by increased commitments under KfW’s environmental investment programs.

Commitments of KfW Privatkundenbank decreased to EUR 7.7 billion for the six months ended June 30, 2012 from EUR 8.4 billion for the same period in 2011. This decrease was due to reduced commitments under KfW’s Privatkundenbank’s housing investment programs.

KfW Kommunalbank’s commitments decreased to EUR 3.4 billion for the six months ended June 30, 2012 from EUR 10.3 billion for the same period in 2011. This development was primarily driven by a decrease in commitments for global funding facilities to Landesförderinstitute mainly attributable to a change in the recognition of commitments to Landesförderinstitute from yearly to quarterly commitment intervals, leading to a more consistent allocation of commitments for global funding facilities throughout the year.

Commitments in KfW’s export and project finance business made by KfW IPEX-Bank during the six months ended June 30, 2012 amounted to EUR 5.7 billion compared to EUR 8.3 billion for the same period in 2011. This decrease was in large part due to reduced commitments under the CIRR scheme for ship financing.

Commitments in respect to KfW’s promotion of developing and transition countries decreased to EUR 1.6 billion for the six months ended June 30, 2012 in comparison to EUR 2.0 billion for the same period in 2011. This decrease was mainly linked to a deferral of project commitments of KfW Entwicklungsbank into the second half of 2012. This effect was only partly offset by an increase in DEG’s general loan commitments and an increase in commitments under DEG’s equity financing programs.

Commitments under KfW’s capital markets business amounted to EUR 1.0 billion for the six months ended June 30, 2012 compared to EUR 0.2 billion for the same period in 2011. This increase was due to an increase in commitments under the program for the refinancing of export loans and an increase in commitments for global loans.

Sources of Funds

The volume of funding raised in the capital markets for the seven months ended July 31, 2012 was EUR 55.0 billion, of which 49.2% was raised in euro, 30.4% in U.S. dollar and the remainder in 12 other currencies.

Capitalization and Indebtedness of KfW Bankengruppe as of June 30, 2012

(EUR in millions)
Borrowings
Short-term funds	27,435
Bonds and other fixed-income securities	385,041
Other borrowings	49,218
Subordinated liabilities (1)	3,247

Total borrowings	464,940

Equity
Paid-in subscribed capital (2)	3,300
Capital reserve (3)	5,947
Reserve from the ERP Special Fund	1,086
Retained earnings	7,069
Fund for general banking risks	1,700
Revaluation reserve	-21

Total equity	19,080

Total capitalization	484,020

(1)	Includes assets transferred from the ERP Special Fund in form of a subordinated loan of EUR 3,247 million.

(2)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of June 30, 2012, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(3)	Includes equity capital in form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 4,650 million.

The capitalization of KfW Bankengruppe as of June 30, 2012 is not necessarily indicative of its capitalization to be recorded as of December 31, 2012.

The increase in total equity of EUR 1,233 million from EUR 17,847 million as of December 31, 2011 to EUR 19,080 million as of June 30, 2012 reflected (1) an increase of EUR 241 million of revaluation reserves due to valuation profits recognized directly in equity relating to available-for-sale financial assets, and (2) KfW Bankengruppe’s consolidated result of EUR 992 million for the six months ended June 30, 2012.

KfW is not subject to the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business. However, KfW calculates capital ratios prescribed by these rules on a voluntary basis for internal purposes. KfW applies all material rules in calculating these ratios, with slight modifications for KfW’s promotional core business. According to the calculations based on the results for the six months ended June 30, 2012, KfW’s total capital ratio according to section 2(6) of the German Solvency Regulation amounted to 19.8% and its tier 1 ratio amounted to 17.3% as of June 30, 2012.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
1st quarter 2011	1.3	4.7
2nd quarter 2011	0.3	2.9
3rd quarter 2011	0.6	2.7
4th quarter 2011	-0.2	2.0
1st quarter 2012	0.5	1.2

The German gross domestic product increased 0.5% upon price, seasonal and calendar adjustment in the first quarter of 2012 compared with the fourth quarter of 2011.

Compared to the fourth quarter of 2011, the main factor which contributed positively to economic growth in the first quarter of 2012 was exports. In the first quarter of 2012, exports of goods and services to foreign countries increased by a price-adjusted 1.7% on the fourth quarter of 2011. Imports adjusted for price, seasonal and calendar variations remained at the level of the fourth quarter of 2011 so that the balance of exports and imports strengthened the positive GDP development by contributing 0.9 percentage points to GDP growth. In the first quarter of 2012, the contributions made by domestic factors varied. In the first quarter of 2012, the final consumption expenditure of households increased by 0.4% and consumption expenditure of government increased by 0.2% compared with the fourth quarter of 2011 (adjusted for price, seasonal and calendar variations). This increase was more than offset by a decline in capital formation. Gross fixed capital formation in machinery and equipment decreased by 0.8%, while gross fixed capital formation in construction decreased 1.3% compared with the fourth quarter of 2011. The decline in inventories also had a negative impact of 0.4 percentage points on economic growth in the first quarter of 2012. Overall, domestic uses had a slightly negative effect of 0.3 percentage points on the gross domestic product.

In a year-on-year comparison, GDP in the first quarter of 2012 increased by 1.2% in calendar adjusted terms compared to the first quarter of 2011.

Source: Statistisches Bundesamt, Detailed results on the gross domestic product in the 1 quarter of 2012, press release of May 24, 2012 (https://www.destatis.de/EN/PressServices/Press/pr/2012/05/PE12_178_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
June 2011	0.1	2.3
July 2011	0.4	2.4
August 2011	0.0	2.4
September 2011	0.1	2.6
October 2011	0.0	2.5
November 2011	0.0	2.4
December 2011	0.7	2.1
January 2012	-0.4	2.1
February 2012	0.7	2.3
March 2012	0.3	2.1
April 2012	0.2	2.1
May 2012	-0.2	1.9
June 2012	-0.1	1.7

Compared to June 2011, consumer prices in Germany were 1.7% higher in June 2012, with the inflation rate having decreased slightly compared to the year-over-year inflation rate of 1.9% in May 2012. Prior to May 2012, the last time that the inflation rate fell below 2.0% was in December 2010, when it stood at 1.7%.

In June 2012, the inflation rate was mainly driven by price increases in energy and food. Energy prices increased by a total of 4.0% in June 2012 compared with June 2011. Food prices increased by 3.6% over the same period. Not considering the price development of these two product groups, which together account for nearly 20% of household final consumption expenditure, the inflation rate would have been 1.1% in June 2012.

In the case of energy prices, household energy prices increased by 4.9% and motor fuel prices increased by 2.2% in June 2012 compared with June 2011. However, the pressure from energy prices as a whole gradually decreased, which contributed substantially to the smaller year-on-year increase in the inflation rate in June 2012 compared with May 2012. Prices for goods overall increased by 2.7% in June 2012 compared to June 2011, while prices for services increased by 0.8% compared to a year earlier.

Compared to May 2012, the consumer price index in June 2012 decreased by 0.1%, mainly due to a price decrease of 3.2% for mineral oil products.

Source: Source: Statistisches Bundesamt, Consumer prices in June 2012: +1.7% on June 2011, press release of July 11, 2012 (https://www.destatis.de/EN/PressServices/Press/pr/2012/07/PE12_240_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
June 2011	6.0	6.0
July 2011	6.1	5.9
August 2011	6.0	5.8
September 2011	5.3	5.8
October 2011	5.2	5.7
November 2011	5.5	5.6
December 2011	5.5	5.6
January 2012	6.4	5.5
February 2012	5.9	5.5
March 2012	5.5	5.5
April 2012	5.3	5.5
May 2012	5.5	5.4
June 2012	5.2	5.4

(1)	The time series on unemployment are based on the German Labour Force Survey (“LFS”) as from October 30, 2007 as the source of information for, among other things, the monthly ILO unemployment data. With the release of data for March 2011, the Statistical Office of the EU Communities and the Federal Statistical Office partly modified the previous, provisional method of calculating harmonized monthly unemployment figures, which had been in place since October 2007. The modified method continues to be based on the LFS and leads to marginal revisions of the unemployment series as published through February 2011. The changes concern some of the source data used for the denominator of the unemployment rate and the estimation method to adjust for seasonal variations. The employment data used in the denominator are now taken from the same source as the unemployment data, the LFS (in the past, employment figures were taken from the employment accounts as part of national accounting). This improves international harmonization as well as the internal consistency of the rate. Due to this change, the unemployment rate for Germany increased by about 0.2 percentage points. The general development was not affected, however. The use of auxiliary information derived from the German unemployment register for purposes of making seasonal adjustments has been discontinued. Because a number of methodological issues remain to be addressed before fully-fledged seasonal adjustments can be made to the LFS-based series, LFS-based trend estimations (trend cycle component) will temporarily be published in lieu of seasonally adjusted series.

(2)	Adjusted for seasonal and irregular effects (trend cycle component).

The number of employed persons increased by approximately 492,000 persons, or 1.2%, in June 2012 compared to June 2011. Compared to May 2012, the number of employed persons in June 2012 increased by approximately 24,000, or 0.1%, eliminating seasonal variations.

In June 2012, the number of unemployed persons decreased by approximately 324,000, or 12.9%, compared to June 2011. When adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in June 2012 decreased by 14,600, or 0.9%, compared to May 2012.

Sources: Statistisches Bundesamt, 41.6 million persons in employment in June 2012, press release of July 31, 2012 (https://www.destatis.de/EN/PressServices/Press/pr/2012/07/PE12_264_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&startjahr=2010&endjahr=2012&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to June 2012	January to June 2011
Foreign trade	93.3	78.8
Services	-1.8	-1.2
Factor income (net)	20.6	13.3
Current transfers	-21.8	-18.2
Supplementary trade items	-13.6	-6.4

Current account	76.7	66.2

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in June 2012: +7.4% on June 2011, press release of August 8, 2012

(https://www.destatis.de/EN/PressServices/Press/pr/2012/08/PE12_269_51.html).

Other Recent Developments

On August 2, 2012, the president of the ECB stated that the Governing Council of the ECB, within its mandate to maintain price stability over the medium term and in observance of its independence in determining monetary policy, may undertake outright open market operations of a size adequate to address the severe malfunctioning in the price formation process in the bond markets of Euro Area Member States. In this context, the concerns of private investors about seniority will be addressed. In addition, the Governing Council may consider undertaking further non-standard monetary policy measures according to what will be required to repair monetary policy transmission and will design appropriate modalities for these policy measures.

Source: Introductory statement to the press conference (with Q&A), Mario Draghi, President of the ECB, Vítor Constâncio, Vice-President of the ECB, August 2, 2012 (http://www.ecb.int/press/pressconf/2012/html/is120802.en.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/S/ DR FRANK CZICHOWSKI
Name: Dr Frank Czichowski
Title: Senior Vice President and Treasurer

By:	/S/ JÜRGEN KÖSTNER
Name: Jürgen Köstner
Title: Vice President

Date: August 9, 2012